

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

Via E-mail
Andre J. Hawaux
Executive Vice President – Finance, Administration and Chief Financial Officer
Dick's Sporting Goods, Inc.
345 Court Street
Coraopolis, Pennsylvania 15108

      Re: Dick's Sporting Goods, Inc.
             Form 10-K for the Fiscal Year Ended February 1, 2014
             Filed March 28, 2014
             File No. 1-31463

Dear Mr. Hawaux:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jennifer Thompson

                    Jennifer Thompson
                    Accounting Branch Chief